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                                The total number of pages contained herein is 5.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                               PICO Holdings, Inc.

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                                (Name of Issuer)


                                  Common Stock

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                         (Title of Class of Securities)


                                   693366 10 6

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                                 (CUSIP Number)


     Michael Manire, D'Amato & Lynch, 70 Pine Street, New York, N.Y. 10270
                               (212) 269-0927
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      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  July 28, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

CUSIP NO.         719410                           PAGE    2     OF    5   PAGES
          ----------------------                        --------    ------

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GUINNESS PEAT GROUP PLC

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                   (b) [ ]

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

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     6     CITIZENSHIP OR PLACE OR ORGANIZATION

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                             7          SOLE VOTING POWER
                                        2,570,742 (2,282,885 have been acquired, and 287,857 are subject to an option to acquire)

         NUMBER OF          -------------------------------------------------------------------------------------------------------
          SHARES             8         SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------------
           EACH               9         SOLE DISPOSITIVE POWER
         REPORTING                      2,570,742 (2,282,885 have been acquired, and 287,857 are subject to an option to acquire)
          PERSON
           WITH             -------------------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE

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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,570,742 (2,282,885 have been acquired, and 287,857 are subject to an option to acquire)

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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.89% (7.00% are currently owned, and exercise of an additional option to acquire would increase the percentage owned by 0.89%)

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    14     TYPE OF REPORTING PERSON

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



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Introductory Statement

        On December 2, 1996, GPG filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Statement") relating to the exchange of Class A Common Stock of Physicians Insurance Company of Ohio ("Physicians Common") for PICO Holdings, Inc. ("Holdings") common stock ("PICO Common") in connection with the merger described therein which became effective on November 20, 1996. Amendment No. 1 was filed on June 9, 1997 to report an open market sale by GPG ("GPG") of 324,000 shares of such common stock for $4.13 per share. Amendment No. 2 was filed to report open market sales by GPG of 100,000 shares of PICO Common for a price of $5.00 per share, and an additional 10,000 shares of PICO Common for a price of $5.25 per share. This Amendment No. 3 is now being filed to report the sale by GPG of 3,362,585 shares of PICO Common at $4.375 per share in a private transaction on July 28, 1998.

        GPG notes that it has agreed in principle to a separate, anticipated transaction with Holdings pursuant to which 2,064,229 shares of PICO Common which are subject to Call Option Agreements described and defined in Item 6 of the Statement will be transferred from GPG to Holdings in consideration for $1,600,000 ($0.78 per share) and Holdings' assumption of GPG's obligations under those agreements (the "Anticipated Holdings Transaction").

Item 4.        Purpose of Transaction.

        None of the information in Item 4 of the Statement has changed except that GPG expects to complete the Anticipated Holdings Transaction.

Item 5.        Interest in the Securities of the Issuer.

        None of the information in Item 5 of the Statement, as amended by Amendments Nos. 1 and 2, has changed except that:

        (a) GPG beneficially owns shares of Common Stock as follows:

               (i) As a result of the sale of 3,362,585 shares, GPG holds 2,282,885 shares of PICO Common. Based upon the number of shares of PICO Common outstanding on May 14, 1998, GPG's holdings represent approximately 7.00% of such outstanding shares. If the Anticipated Holdings Transaction settles as contemplated, 2,064,229 shares will be transferred from GPG to Holdings. Consequently, GPG will hold of 218,656 shares of PICO Common. GPG's holdings after the Anticipated Holdings Transaction would represent approximately 0.67% of the outstanding PICO Common shares.

               (ii) As reported in the Statement, GPG also has the option to purchase

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                       Additional Shares from the Issuer for purchase prices
                       that do not exceed in the aggregate $1,174,817.37. The purchase price payable by GPG for any such Additional Shares will be the average of the closing bid prices for shares of the PICO Common as reported by NASDAQ for the 20 days preceding the date of GPG's written notification of its exercise of such option to the Issuer. Based on the average of the closing bid prices for shares of the PICO Common as reported by NASDAQ for the 20 days preceding August 6, 1998, a full exercise by GPG of such option on such date would have entitled GPG to acquire an additional 287,857 shares of the PICO Common. Such additional shares would increase the number of shares of PICO Common owned by GPG to 2,570,742 and would increase the percentage of outstanding shares of PICO Common owned by GPG to 7.89%.

                       If the Anticipated Holdings Transaction is completed as contemplated, GPG will no longer have the foregoing option to purchase PICO Common.

Item 6.

        None of the information in Item 6 of the Statement has changed except that:

        GPG expects to complete the Anticipated Holdings Transaction. Pursuant to that transaction, GPG will transfer 2,064,229 shares of PICO Common which are subject to Call Option Agreements described and defined in Item 6 of the Statement to Holdings in consideration for $1,600,000 ($0.78 per share) and Holdings' assumption of GPG's obligations under those agreements. Documentation of the Anticipated Holdings Transaction has not been completed.

          [The balance of this page has intentionally been left blank.]





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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 1998

                       Guinness Peat Group plc

                       By: /s/ J.R. Russell
                          _________________________________
                           Name:  J.R. Russell
                           Title: Company Secretary






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